UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 49167 / February 2, 2004

Admin. Proc. File No. 3-11388

In the Matter of	ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934
Just for Feet, Inc.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Just for Feet, Inc. ("Just for Feet" or "Respondent").

II.

In anticipation of these proceedings, Just for Feet has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Just for Feet, Inc., a Delaware corporation based during the relevant period in Birmingham, Alabama, was a national retailer of athletic and outdoor footwear and apparel. The common stock of Just for Feet, now a defunct corporation, is registered pursuant to Section 12(g) of the Exchange Act (File No. 0-23570) and has been so registered since at least March 1994. It is currently quoted on the "Pink Sheets" disseminated by Pink Sheets LLC. Just for Feet filed for protection in November of 1999 under Chapter 11 of the Bankruptcy Code. This was converted to a Chapter 7 liquidation proceeding in 2000.

B. Between December 1996 and September 1999, Just for Feet failed to comply with Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, by including materially false and misleading information in filings, including financial statements that failed to conform with Generally Accepted Accounting Principles ("GAAP"), as required by Commission Regulation S-X, in its annual reports on Form 10-K for its fiscal years 1996, 1997 and 1998, in its quarterly reports on Form 10-Q for the first, second and third quarters of 1998 and the first and second quarters of 1999, in a registration statement on Form S-8 filed in May 1999 and in a registration statement on Form S-4 filed in June 1999.

C. Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered with the Commission to file timely and in proper form annual reports on Form 10-K and quarterly reports on Form 10-Q. Rule 12b 20 under the Exchange Act requires that such reports contain, in addition to disclosures expressly required by statute and rules, such other information as is necessary to ensure that the statements made in those reports are not, under the circumstances, materially misleading. The requirement that an issuer file reports under Section 13(a) embodies the requirement that such reports be true and correct. See SEC v. IMC International, Inc., 384 F. Supp. 889, 893 (N.D. Tex.), aff'd mem., 505 F.2d 733 (5th Cir. 1974), cert. denied sub nom., Evans v. SEC, 420 U.S. 930 (1975). Just for Feet has failed to comply with Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 thereunder by including financial statements that failed to conform with GAAP in its annual reports on Form 10-K for its fiscal years 1996, 1997 and 1998, in its quarterly reports on Form 10-Q for the first, second and third quarters of 1998 and the first and second quarters of 1999.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds it necessary and appropriate for the protection of investors to impose the sanctions specified in Just for Feet's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of Just for Feet's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary